UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Forum Funds II

Address of Principal Business Office (No. & Street, City, State Zip Code):  c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, ME  04101

Telephone Number (including area code): (207) 347-2000

Name and Address of Agent for Service of Process: The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801

Copies to: Alison Fuller, Stradley Ronon Stevens & Young, LLP, 1250 Connecticut Avenue, N.W., Suite 500, Washington, DC 20036-2652

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [X]  NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Portland and state of Maine on the 10th day of May 2013.

FORUM FUNDS II

By: /s/ Stacey E. Hong
Name: Stacey E. Hong
Title: Trustee
 Attest: /s/ David Faherty
Name: David Faherty
Title: Vice President and Secretary